SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of MAY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

This document is translated from an original document in
Bahasa Indonesia. Should there be any differences,
the Bahasa Indonesia version shall prevail.
--------------------------------------------------------

No. 445/IPR-SCS/REL/04

Jakarta, 29 April 2004


Mr. Herwidayatmo
Chaiman of the Capital Market Executive Agency (Bapepam)
Gedung Baru Departemen Keuangan Republik Indonesia,
Lantai 3
Jl. Dr. Wahidin Raya
Jakarta 10710


Subject:Corporate Report based on Rule X.M.1



1. With regards to the purchase of 18.715.000 (eighteen million seven hundred and fifteen thousand) shares of PT Broadband Multimedia Tbk or equal to 5% of the share ownership of the company, kindly find below the mandatory information as required by Rule X.M.1 on the Disclosure Requirements for Certain Shareholders, which is the attachment of the Decision of the Chairman of Bapepam No. Kep-82/PM/1996, dated 17 January 1996 as follows:

   a. Identity
	Name	: PT Indonesian Satellite Corporation Tbk
	Address	: Jl. Medan Merdeka Barat No. 21
		  Jakarta 10110

   b. Number of shares purchased
      18,715,000 (eighteen million seven hundred and fifteen thousand) shares or equal to 5% of the share ownership of the company

   c. Purchase price
      Rp 2671.65 (two thousand six hundred and seventy one rupiah and sixty five cents) with a total purchase price of Rp 50.000.000.000,- (fifty billion rupiah)

   d. Date of transaction
      20 April 2004

   e. Purpose of transaction
      The development of PT Indonesian Satellite
      Corporation Tbk MIDI business portfolio

2. Thank you for your attention.


Sincerely,


signed

Widya Purnama
President Director


CC:
1. Head of the Legal Bureau of Bapepam
2. Head of the Corporate Finance Inspector Services
   Sector Bureau of Bapepam

Disclaimer :

This document contains certain financial information and
results of operation, and may also contain certain
projections, plans, strategies, and objectives of
Indosat, that are not statements of historical fact
which would be treated as forward looking statements
within the meaning of applicable law. Forward looking
statements are subject to risks and uncertainties that
may cause actual events and Indosats future results to be
materially different than expected or indicated by such
statements. No assurance can be given that the results
anticipated by Indosat, or indicated by any such forward
looking statements, will be achieved.
This document is not an offer of securities for sale in
the United States. Securities may not be offered or sold
in the United States absent registration or an exemption
from registration. Any public offering of securities to
be made in the United States will be made by means of an
offering circular that may be obtained from the Company
and will contain detailed information about the Company
and management, as well as financial statements.
The Company does not intend to register any part of
the offering in the United States.
..

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: May 4, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President